575 Madison Avenue New York, NY 10022-2585 212.940.8800 tel 212.940.8776 fax..

PETER J. SHEA peter.shea@kattenlaw.com 212.940.6447 direct 704.344.3195 fax

March 5, 2010

VIA EDGAR

Securities and Exchange Commission
Washington, D.C. 20549

Pre-Effective Amendment No. 1 to Registration on Form S-1
ETFS Platinum Trust
Registration No.: 333-164406

Dear Ladies and Gentlemen:

          On behalf of ETF Securities USA LLC (the “Sponsor”), our client and the sponsor of the ETFS Platinum Trust (the “Trust”), we are filing with this correspondence pre-effective Amendment No. 1 (the “Amendment”) to the Trust’s registration statement on Form S-1 (the “Registration Statement”) concerning the registration of up to 6,440,000 ETFS Physical Platinum Shares under the Securities Act of 1933 (the “Securities Act”). Blacklined copies of the Amendment that have been marked to show changes as against the Registration Statement (filed on January 19, 2010) are being sent to the staff of the Securities and Exchange Commission under separate cover. Capitalized terms used but not defined herein are used with the meanings given to them in the Amendment.

          The prospectus that is a part of the Registration Statement is, pursuant to Securities Act Rule 429, a combined prospectus that also relates to the unsold Shares previously registered by the Trust under Registration Statement No. 333-15381 (the “Prior Registration”). As of January 15, 2010, 1,880,000 Shares were unsold under the Prior Registration, representing approximately 39.3% of the 4,780,000 Shares registered in the Prior Registration that became effective on January 6, 2010.

          With respect to the staff’s comment letter to the Sponsor dated February 18, 2010 by Mr. H. Roger Schwall, we offer the following responses (the headings below corresponding to the headings in such comment letter with the numbered responses corresponding to the comment numbers of the comment letter).

Securities and Exchange Commission
March 5, 2010

Registration Statement on Form S-1, Filed January 19, 2010

1.       The risk factors have been updated to address and quantify the changes in platinum prices following the effectiveness of the Trust’s initial public offering.

          All Trust, Sponsor and Trust service provider personnel participating in the preparation of the Registration Statement are cognizant of their disclosure responsibilities to investors.

          In the event that the Sponsor requests acceleration of the effective date of the Registration Statement on behalf of the Trust, it will furnish a letter containing the requested acknowledgements.

          Please do not hesitate to contact me at (212) 940-6447 or Gregory Xethalis at (212) 940-8587 if you have any questions or comments with respect to the foregoing responses or the Amendment.

Very truly yours,

/s/ Peter J. Shea
Peter J. Shea

cc (w/enclosures):	Mr. H. Roger Schwall
Ms. Tracy L. McNeil
Ms. Sandra Eisen
Mr. Graham Tuckwell
Mr. Greg Burgess
Mr. Gregory Xethalis